July 31, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Ms. Barbara C. Jacobs
Mr. Jay Ingram
Mr. Jeff Werbitt
Ms. Celeste Murphy

Re:	Acxiom Corporation (“Acxiom”)
Revised Preliminary Proxy Statement
Definitive Additional Material filed on July 20, 2006, by VA Partners, LLC
File No. 0-13163

Ladies and Gentlemen:

On behalf of VA Partners, LLC (together with its affiliates participating in the proxy solicitation and named in the proxy statement, “VAC”), I enclose for filing with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), one copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Definitive Additional Material filed on July 20, 2006 (“Original Material”). I also provide a marked copy of Amendment No. 1 herewith to expedite your review, which also reflects corrections of typographical errors and other non-substantive changes.

Effective today, VAC has terminated public access to its web site, www.changeatacxiom.com, which contains the above-captioned Definitive Additional Material filed on July 20, 2006, until such time as the changes reflected in Amendment No. 1 are also reflected on the web site. Additionally, Acxiom today filed with the SEC Amendment No. 1 to its 2006 Annual Report on Form 10-K (“Acxiom’s 10-K Amendment”). VAC is currently evaluating Acxiom’s 10-K Amendment and intends to revise as promptly as practicable the applicable disclosures contained in Amendment No. 1 to reflect Acxiom’s most recent disclosures.

VAC has authorized me to provide the following responses to the comments raised in your letter dated July 26, 2006, from Barbara C. Jacobs, Assistant Director, to VA Partners, LLC. The numbered paragraphs below correspond to the numbered paragraphs of your letter. For your convenience, the comments are included in this letter in boldface type and are followed by the applicable response.

Definitive Additional Material filed on July 20, 2006

Being “True Independence” to the Board at ACXIOM

1.	Please provide the basis for the use of the phrase “cynical decision.” As we have noted in prior staff comment letters, each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.

VAC has deleted the term “cynical” from the phrase “cynical decision.”

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

July 31, 2006

2.	Disclose the location of Acxiom’s “current statements about ‘improved’ performance” and clarify how those statements “ring hollow against a multi-year backdrop of broken promises.” Explain the basis for your statement that Acxiom has “broken promises.”

VAC has replaced the language referred to above with the following language:

• Acxiom’s pattern of making assertions regarding major corporate initiatives, only to have those initiatives fail to deliver the expected results. [Link to “Spotlight on Acxiom – Performance – ‘This Time It’s Different’”]

VAC believes its revised statement is substantiated by the examples provided in the section of its web site entitled “Spotlight on Acxiom – Performance – ‘This Time it’s Different.’” As indicated above, to highlight further these examples for the viewer, VAC has added a hyperlink to the referenced section immediately following the revised statement.

Spotlight on Acxiom

3.	Explain your use of the phrase “detail beneath the spin.”

VAC has deleted the phrase “detail beneath the spin.”

Summary of Acxiom Proxy Disclosure

4.	Please provide a more complete description of the nature of the payments outlined and how you came to the conclusion that they should be considered “for the benefit of” the named entities.

The Original Material provides the most complete description publicly available by a hyperlink to each of Acxiom’s disclosures contained in its proxy statements on VAC’s web site and after each outlined payment. Viewers may click on those hyperlinks to review the full text of Acxiom’s disclosures regarding such payments. VAC believes that this juxtaposition of the payments disclosed by Acxiom and the embedded hyperlinks to the referenced Acxiom proxy statements constitutes the most accurate and complete manner in which to provide a description of the nature of the payments.

VAC respectfully submits that it is of the view that a payment made to a person is for the recipient’s benefit. Nevertheless, VAC has revised the sentence as follows:

The following disclosures . . . in our opinion, demonstrate that entities owned or controlled by Mr. Morgan and members of his family have received substantial amounts of money from Acxiom while Mr. Morgan has been serving as Acxiom’s Chairman and CEO.

VAC believes that the conclusion posited in the revised sentence—that such amounts have been “received” by entities controlled by Mr. Morgan and members of his family—is supported by the bullet-point examples enumerated in the section of the web site entitled “Summary of Acxiom Proxy Disclosure.”

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

July 31, 2006

The Querencia Connection

5.	Please provide a more descriptive analysis of the impact on Acxiom’s corporate governance, financial performance, and/or shareholder value that results from the disclosed associations with La Querencia.

As the largest shareholder of Acxiom, VAC questions whether the current board of directors has provided the level of oversight that VAC thinks is appropriate in light of certain historical practices of related-party transactions between Mr. Morgan and entities not associated with Acxiom, such as those disclosed in Acxiom’s proxy statements and referred to in the section of the website entitled, “Spotlight on Acxiom – Governance – Summary of Acxiom Proxy Disclosure.”

It has also become apparent to VAC that there is an overlap between certain executives of Acxiom, including Mr. Morgan, and Querencia (a business owned by Mr. Morgan but entirely unrelated to Acxiom) that have not been disclosed in Acxiom’s public filings and may not be known to non-management members of Acxiom’s board.

VAC does not assert that Acxiom’s corporate governance, financial performance, and/or shareholder value is impacted by the overlap between Acxiom executives and Querencia executives. Rather, it has disclosed the facts that several high-level executives at Acxiom, including Acxiom’s Finance Leader and Treasurer, have dual professional roles.

In an effort to remove any suggestion that non-management members of Acxiom’s board have knowledge of or have approved these connections, we have removed the phrase “directors and” from the last sentence of the lead-in paragraph and have also removed the last bullet-point referring to Michael Durham.

6.	We note your statement that the “Acxiom board of directors . . . have touted achievements that . . . have been blunders and highlight the lack of professionalism and experience at the board level.” Please avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without specific factual foundation. Refer to Rule 14a-9 under the Exchange Act.

VAC acknowledges your comments regarding VAC’s statement that the “Acxiom board of directors . . . have touted achievements that, in our opinion, have been blunders and highlight the lack of professionalism and experience at the board level.” (Emphasis added.) VAC intentionally includes the phrase “in our opinion” to clarify for the reader that the statement is VAC’s belief—and not a factual statement. VAC believes it is reasonable to assume the reader will readily understand that the statement is only VAC’s opinion. VAC has nevertheless revised this statement of opinion to clarify that its belief is based on the examples specifically identified in the columns entitled “Appearance” and “Reality.” VAC believes that such examples support VAC’s stated opinion regarding the Acxiom board of directors.

VAC respectfully submits that its principals’ extensive experience (over ten public company boards dating back more than ten years) has provided significant breadth and depth in the operations of corporate governance under a wide variety of circumstances and challenges. By virtue of this experience VAC believes that its opinions are validly based on experience.

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

July 31, 2006

7.	Provide a more complete description of the implication of the disclosure addressing the appointment of William T. Dillard II as Lead Independent Director and the communications from the Acxiom board.

Since the submission of the website material to the SEC, VAC has written Mr. Dillard directly, and Mr. Dillard has as of July 20, 2006 responded in writing. Accordingly, VAC has deleted the bullet point regarding the appointment of Mr. Dillard as Lead Independent Director and the lack of communications between VAC and the Acxiom board.

Weak Fiduciary Decisions

8.	We refer you to prior comment 1 of our letter dated July 7, 2006. Please support your assertions regarding Mr. Cotroneo and H&R Block as they relate to the interests of the SEC, IRS, NASD and New York Attorney General.

Copies of the materials supporting the assertions about Mr. Cotroneo are enclosed as Exhibit A.

9.	Your disclosure regarding the “reality” of the replacement of Mr. Gambill suggests that Mr. Durham is not an independent board member. However, it does not appear that your assertions regarding Mr. Durham’s relationship with Mr. McLarty and his membership of Querencia supports your implication that Mr. Durham is not independent. If you continue to disclose these assertions, please revise to clarify the basis for your belief that the examples you provide impact the independence of Mr. Durham as it relates to the definition of “independence” set forth by the NASD.

VAC has revised the referenced disclosure to state VAC’s position without using the term “independence.”

10.	We refer you to your disclosure regarding the appointment of William T. Dillard II and the accompanying “reality.” Please expand to explain the significance of the “reality” as disclosed. In this regard, explain how the continued communications from Mr. Morgan impact the independence of Mr. Dillard or how the cited “reality” supports your assertions regarding the “fiduciary decisions” of the Acxiom board.

Please see VAC’s response to Item 7 above.

Historical Stock Price Performance

11.	Disclose the basis for your belief that “Acxiom’s recent improved stock performance has been primarily driven by Value Act Capital offers.”

VAC has revised the sentence “Moreover, we believe that Acxiom’s recent improved stock performance has been primarily driven by ValueAct Capital offers.” to read as follows: “Moreover, we believe that ValueAct Capital’s two premium offers to acquire all the outstanding shares of Acxiom that it did not already own on June 3, 2005 and October 21, 2005 of $23.00 and $25.00 per share, respectively, and ValueAct Capital’s announcement on June 21, 2006 of its tender offer to acquire up to approximately 7 million shares of Acxiom common stock, at a price of $25 per share in cash, if all of its nominees are elected to the board at Acxiom’s 2006 annual meeting, are primarily responsible for Acxiom’s share price remaining substantially over the closing date price of $18.24 on June 3, 2005.”

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

July 31, 2006

The basis for VAC’s belief, as stated in the revised sentence, is twofold. First, the graph enclosed as Exhibit B demonstrates that during the past 17-month period, Acxiom’s share price increased substantially at the time when VAC made each of its premium offers. Second, several unrelated third-party analysts have the same belief that VAC’s offer has been responsible for the price increases:

•	“We believe that ValueAct’s recent buyout proposals (most recent at $25) and activist posture may provide a floor for the shares near term. ValueAct recently filed a proxy solicitation to seek the election of three directors to Acxiom’s board. We would not preclude the potential for a higher bid from ValueAct and believe their actions have attracted management’s attention and perhaps contributed to recent improved execution. We caveat that if ValueAct’s efforts prove unsuccessful, the perceived stock floor may give way. —Glenn Greene, CFA, and Terrence Babe, analysts at ThinkEquity Partners LLC, in an equity research report dated July 27, 2006.

•	“I think to a certain extent, there’s a backstop on the price of your stock here, because his [Jeff Ubben’s/VAC’s] offer is out there. And it could probably be argued rather vehemently that your price might not be up there, had he not made the $23 offer and then increased it, basically bid against himself to increase it to $25. Your results are good and everything, but there’s a bit of a backstop because his offer is out there.”—Question from Rory Connor, analyst at Verity Capital Partners, during Acxiom’s earnings call on May 17, 2006.

•	“We reiterate our Peer Performance rating on [Acxiom] as valuation looks attractive at 7x EBITDA and interest in the stock could pick up between now and August. Balanced against this is the possibility that Acxiom could demonstrate an effective defense against ValueAct, which could deflate interest in the stock.”—Tim Nolan and Alexia S. Quadrani, analysts at Bear, Stearns & Co. Inc., in an equity research report dated May 17, 2006.

•	“Downside protection [for Acxiom] remains from lack of resolution on the ValueAct front.”—Larry Lee, Adam Mezan and Thatcher Thompson, analysts at CIBC World Markets in an equity research earnings update dated May 17, 2006.

•	“While the [Acxiom’s] improving fundamentals are enough to partially warrant the current multiple, we also think that investor speculation over a potential buy out of Acxiom by its largest shareholder, ValueAct Capital, has helped buoy the stock as well.”—Larry Lee and Thatcher Thompson, analysts at CIBC World Markets in an equity research earnings update dated January 25, 2006.

•	“[W]e believe the ongoing presence of activist shareholder Value Act can continue to support [Acxiom’s] stock. . . . We believe Value Act is effectively forcing Acxiom management to focus on its core business and deliver better financials, and these efforts will bear fruit in FQ3. We also believe Value Act is committed to enacting a change in management, and will continue to press for board representation ahead of the August shareholder meeting. Value Act could also potentially raise its bid from $25.”—Tim Nolan, Alexia S. Quadrani and Julia Choi, analysts at Bear, Stearns & Co. Inc., in an equity research report dated January 19, 2006.

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

July 31, 2006

12.	We refer you to the indexed stock price performance of the comparables. Please expand your disclosure to provide a materially complete discussion regarding the selection of the referenced comparables. Are the comparables the same companies that were included in Acxiom’s comparison of 5-year cumulative total return that was disclosed in its 2005 proxy statement? If not, please explain why you have chosen different comparables and disclose the criteria that were used to choose the selected comparables. Also, revise to clarify whether the “peers” that you reference are the same companies as those referenced in footnote 1 to the “Indexed Stock Price Performance” graph. Similar disclosure should be included as it relates to the “data marketing services” and “IT management” that are considered “peer” companies in the “Historical EBIT Margins” table.

In response to the Staff’s comment, VAC has deleted the referenced disclosures. VAC intends to revise such disclosure as rapidly as possible in accordance with the Staff’s comment to reflect Acxiom’s most recently identified peer comparables: Dun & Bradstreet, Harte Hanks, Equifax, InfoUSA, ChoicePoint and Fair Isaac. These are the comparables identified by Acxiom in its investor presentation filed with the SEC on July 11, 2006 on Form 8-K on slide number 9 entitled, “Acxiom’s Share Price has Outperformed Market Indices and Peers Over the Past 3 Years.” VAC also intends to amend the disclosure in its previously filed preliminary proxy statement, as amended, under the heading, “Why Change is Needed at Acxiom – Weak Stock Price Performance” to define peer companies to be the same six companies identified by Acxiom as its peers. Many groups of peers could be identified, but VAC is willing to address Acxiom’s performance against the same companies that Acxiom has most recently identified as its peers.

Low Returns on Investments

13.	We refer you to the immediately preceding comment. Please expand your disclosure to provide a materially complete discussion regarding the selection of the referenced comparables noted in footnote 1 and 2 to the “Capital Spending as % of Revenue” and “Returns on Invested Capital” charts.

Please see VAC’s response to Item 12 above.

14.	We note the statement that Acxiom’s ROIC is on par with IT management/outsourcing providers despite only 25% of sales from this segment. Please expand to explain this statement and also summarize the information found in the charts that accompany this statement to support your assertion.

Please see VAC’s response to Item 12 above. In addition, VAC intends to revise such disclosure as rapidly as possible in response to the Staff’s comment requesting an expanded explanation and a summary of information found in the charts accompanying such disclosure.

Multi-Year Financials Suggest Chronic Overinvestment, Weak Cash Flow

15.	Define the use of the phrase “‘build-it-and-they-will-come’ approach to technology investment” and the term “marginal improvement.”

VAC is currently evaluating the presentation of information

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

July 31, 2006

concerning the calculation of cash flow disclosed by Acxiom on its quarterly earnings call on July 26, 2006, and other information contained in its Form 8-K filed with the SEC on July 27, 2006, entitled, Results of Operations and Financial Condition, Other Events, Financial Statements and Exhibits. This presentation appears to be different than Acxiom’s presentation of comparable information regarding the calculation of cash flow for previous periods. It is possible that Acxiom has revised its disclosure in response to VAC’s previous comments. As of today, VAC has deleted this page of the web site. If VAC reinstates such disclosure, it will provide revised language that will be responsive to the Staff’s comments.

Ongoing investments in “revolutionary” technology. Promised returns fail to materialize.

16.	We note the columns labeled “Acxiom Promise” and “Actual Acxiom Results.” If you continue to include these columns in your disclosure, please advise of the basis for your belief that the quotations taken from the annual reports of Acxiom should be characterized as “promises.” In this regard, tell us why the quotations constitute “promises,” in light of the fact that the quotations appear to be forward-looking statements rather than “promises.” For example, the referenced quotations often use terms such as “anticipate” and “believes.”

VAC has revised the disclosure to delete the column-heading “Acxiom Promise” and replace it with the column-heading “Acxiom Forecast.”

About ValueAct Capital

17.	We refer you to the disclosure that ValueAct “deliver[s] superior returns.” We also refer you to the table summarizing ValueAct’s investments, including its internal rate of return. This disclosure suggests that ValueAct is exclusively responsible for the return on its investments set forth in the table as a result of its involvement in the companies that it has invested in. Please expand your disclosure to support such implication. Similarly, disclose the basis for your belief that ValueAct “deliver[s] superior returns.” In this regard, you should disclose ValueAct’s involvement in the corporate governance of the company and specifically explain how ValueAct’s involvement resulted in “superior returns.” Further, regardless of your revised disclosure, you should clearly explain that no assurance can be given that the election of your nominees will result in any increase in return of equity.

VAC has revised its disclosure in several ways to respond to the Staff’s comments. First, VAC has deleted the second and third paragraphs of this section where it referred to “superior returns.” Secondly, VAC has revised the lead-in to the chart listing companies where VAC has participated at the board level by deleting the current language and replacing it with the following statement:

The following are investments in which ValueAct Capital has participated in the value-creating process through its role in the board room. The returns indicated are based on many factors, only one of which may be ValueAct Capital’s participation, including but not limited to, the efforts of management and employees, the actions of the other members of the boards of directors, and market and business forces. The participation of ValueAct Capital on the board of directors of the companies listed below, and potentially at Acxiom, is not a guarantee of the delivery of improved financial returns to shareholders.

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

July 31, 2006

ValueAct Capital’s Action Plan

18.	Please see the immediately preceding comment. Expand your disclosure to support your statement that ValueAct’s “track record of governance in public market investments demonstrates [y]our success in enhancing the value creation process through [y]our participation on public company boards.”

VAC has revised the disclosure to clarify that its experience on public company boards provides the foundation for its belief that good corporate governance and good business performance are closely linked. VAC has also clarified that the revised disclosure is a matter of belief and not a matter of fact. The revised statement replaces the first two sentences of the first paragraph and is as follows:

Our participation on the boards of directors of over 10 public companies over the course of the past six years has led us to believe that good business performance and good corporate governance are intricately connected. [Underlined language represents a link to “About ValueAct Capital – Interest Alignment and Value Creation” chart.]

19.	Please revise to explain how ValueAct plans to raise the corporate governance rating of Acxiom. Also, for each bullet point under “Governance” expand to explain how ValueAct plans to accomplish each of the referenced “processes” and clarify how your proposals differ from those already established by the board. For example, summarize your proposed procedures for approving acquisitions and major investments and explain how your proposed procedures differ from those of the current board. Your current disclosure suggests that the current board has not established any procedures for approving acquisitions and major events. Also, how does ValueAct propose to ensure that the board acts in accordance with its fiduciary duties? Statements that imply that the board does not act in accordance with its fiduciary duties must be characterized as opinion or belief and the filing party must have a reasonable basis for any statements of belief. Absent clear support for your assertions, you should avoid statements that impugn the character, integrity or reputation of Acxiom’s board. See Note (b) to Rule 14a-9.

VAC’s corporate governance plan is based upon the premise that if its three candidates are elected, it will have the ability to introduce to the board of Acxiom concrete ideas and processes that it has learned through its experience sitting on the boards of other companies. If VAC is successful in gaining three seats on Acxiom’s board they will still be significantly outnumbered by incumbent directors and will not, on their own, have the power to enact any of the recommendations outlined. However, in light of the central role that corporate governance reform has played in VAC’s platform, the election of VAC’s slate of directors would signify broad shareholder support for effectuating the reform of Axiom’s current governance policies that the other Acxiom board members may recognize.

Because VAC is not in the Acxiom board room, it cannot know for certain what policies, if any, are employed by Acxiom. The one time VAC met with the board of Acxiom in November 2005 and asked questions about the governance policies of the Acxiom board, Acxiom’s investment bankers who were running the meeting replied that such questions were “out of bounds” and would not be answered. Therefore, the list of issues that VAC addresses in its corporate governance action plan are those that respond to what VAC sees through objective evidence to represent corporate governance issues that VAC believes should be addressed.

For example, the poor results leading from the Claritas and Consodata acquisitions imply to VAC that the board did not have a process for reviewing the implementation and integration of acquisitions; the

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

July 31, 2006

questionable success of the massive investment in grid technology and subsequent sale of that technology raise the question, in VAC’s opinion, of whether the board has a procedure for reviewing and approving major investments; the volume of related party transactions between Mr. Morgan and Acxiom has led VAC to believe that there needs to be more oversight of this area at the board level; the connections between Mr. Morgan and most of the members of the board causes VAC to recommend that Acxiom’s standards of independence be raised to a higher standard similar to those set forth by the NYSE or ISS; the appointment of Mr. Cotroneo to the position of CFO considering the amount of time he may have to spend on matters relating to his earlier employment with H&R Block makes VAC question whether these issues were seriously addressed at the board level; and finally, our experience has led us to believe that it is one of the best practices of corporate governance and business success to create a tailored measure of success to be applied to the compensation of Senior Management.

Although VAC cannot single handedly raise the corporate governance rating of Acxiom, it will be a priority of VAC’s nominees, if elected, to work with the board to put in place new policies and procedures that will, if adopted, cause the ISS calculation to be revised upwards.

VAC has replaced the last two sentences of the lead-in paragraph of this section with the following:

If elected to the board, ValueAct Capital’s nominees will work with the board, bringing their prior experience to bear, to revise policies and procedures intended to improve business performance. Our nominees will need to spend time with the incumbent members of the board and learn the board’s current practices and procedures in order to craft a productive approach to working with the board. The ideas that ValueAct Capital currently intends to recommend and work with the board to implement are listed below. Because ValueAct Capital will be a minority voice on the Acxiom board if its three nominees are elected, there can be no guarantee that Acxiom’s board will accept these or other suggestions.

Finally, VAC has made some revisions to the bullet points and has deleted the phrases “Conducting regular Executive Sessions (i.e. without management members present)” and “Ensuring that the Board of Directors acts in accordance with its fiduciary duties under Federal and Delaware law.”

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

July 31, 2006

If you have any questions regarding this filing, please contact the undersigned at (415) 362-3700 or Christopher G. Karras of Dechert LLP at (215) 994-2412.

Very truly yours,

VA PARTNERS, LLC

By:	/s/ Allison Bennington
Allison Bennington
General Counsel

Enclosures

cc:	Christopher G. Karras, Dechert LLP

Exhibit A

Exhibit B

Exhibit C